Exhibit 1

FOR IMMEDIATE RELEASE	10 DECEMBER 2013

WPP PLC (“WPP”)

GroupM to acquire majority stake in Vocanic, a leading social media marketing business in Asia

WPP announces that its wholly-owned operating company, GroupM, WPP’s global media investment management arm, has agreed to acquire a majority stake in Vocanic Pte Ltd., a leading social media marketing business in Asia.

Based in Singapore with offices in Malaysia, Indonesia and Thailand, Vocanic is a full service social media marketing firm. Established in 2005, Vocanic has 70 people providing social media strategy consulting, social technology, social media program and campaign management, community management and social media analytics.

For the year ending 31 December 2012, Vocanic’s revenues were SGD 4.3 million, with gross assets of SGD 2.1 million.

Vocanic’s client list includes blue chip business partners such as StarHub, Axis, EDB, SAP, Astro, Unilever, Dell, Symantec, Mead Johnson, Danone, WingTai Retail, MHD, and Standard Chartered Bank.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors and continues WPP’s strategy of strengthening the Group’s capabilities in digital media. WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. Collectively, WPP companies (including associates) in Singapore, Malaysia, Indonesia and Thailand generate revenues of US$700 million and employ over 6,000 people. In the Asia Pacific region, WPP companies (including associates), employ more than 47,000 people and generate revenues of US$5 billion.

WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45%, over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204